SECURITIES AND EXCHANGE COMMISSION

04017055

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAYBROOK CAPITAL CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 WILSHIRE BLVD SUITE 850
(No. and Street)

SANTA MONICA (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK ENFIELD 310-899-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLTHOUSE CARLIN + VAN TRIGT LP
(Name – *if individual, state last, first, middle name*)

1601 CLOVERFIELD BLVD SUITE 300 SOUTH SANTA MONICA CA 90404
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

RECEIVED
APR 16 2004
WASH. D.C. 187 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JON SCHOTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAYBROOK CAPITAL CORP, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PARTNER

Title

Notary Public

S. YULOFF
Commission # 1288786
Notary Public - California
Los Angeles County
My Comm. Expires Dec 29, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S. YULOFF
Commission #
Notary Public -
Los Angeles
Comm. Expires

S. YULOFF
Commission # 1288786
Notary Public - California
Los Angeles County
My Comm. Expires Dec 29, 2004

SAYBROOK CAPITAL CORP.

DECEMBER 31, 2003

TABLE OF CONTENTS

All other supplemental information required by Rule 17a-5 and the Statement of Changes in Liabilities Subordinated to Claim of General Creditors has not been provided as the Registrant is excluded from the disclosure requirement or it is not applicable.

SAYBROOK CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2003

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See notes to financial statements.

SAYBROOK CAPITAL CORP.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2003

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See notes to financial statements.

BY CERTIFIED MAIL (#7003 2260 0003 0116 4845)

April 8, 2004

Mr. Jon P. Schotz
President
Saybrook Capital Corporation
401 Wilshire Blvd., Suite 850
Santa Monica, CA 90401

Dear Mr. Schotz:

This acknowledges receipt of your 12/31/2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 22, 2004. Questions may be addressed to Zachary Mayaki, Senior Compliance Examiner at (213) 613-2656.

Sincerely,

Allissa Johnson
Supervisor

Los Angeles District Office
300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071

tel 213 229 2300
fax 213 617 3299
www.nasd.com